March 31, 2008

Spencer LeRoy III, Esquire
Senior Vice President, General Counsel and Secretary
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601-5382

Re: **Old Republic International Corporation**
        Form 10-K for the Year Ended December 31, 2007
        Filed February 26, 2008
        File No. 001-10607

Dear Mr. LeRoy:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed 2/26/08

Risk Factors Common to All Subsidiaries, page 17

Financial Institutions Risk, page 18

1.   To the extent material, please (a) revise your disclosure in this risk factor to name the financial institutions which you have a concentrated risk of financial exposure and quantify the risk involved and (b) revise the section "Item 7A. Quantitative

and Qualitative Disclosure About Market Risk" on page 47 to provide the information required by Item 305(b) of Regulation S-K in connection with this market risk exposure.

Item 15. Exhibits and Financial Statement Schedules

Signatures

2.   It appears that your Form 10-K has not been signed by your controller or principal accounting officer pursuant to Instruction D to Form 10-K. If Karl Mueller, your chief financial officer, is also your controller or principal accounting officer you should indicate beneath his signature that he is signing in the capacity of chief financial officer and controller or principal accounting officer.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel, Staff Attorney at (202) 551-3575, Suzanne Hayes, Branch Chief at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director